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                                                                    EXHIBIT 99.7


                           CREDIT SUISSE FIRST BOSTON
                             ELEVEN MADISON AVENUE
                               NEW YORK, NY 10010

                                                                    May 22, 2000

International Paper Company
Two Manhattanville Road
Purchase, New York 10577

                          INTERNATIONAL PAPER COMPANY
                            SENIOR CREDIT FACILITIES
                               COMMITMENT LETTER

Ladies and Gentlemen:

     You have advised Credit Suisse First Boston ("CSFB") that International Paper Company ("IP" or "you") intends to acquire (the "Acquisition") Champion International Corporation (the "Company"). You have further advised us that the Acquisition will be accomplished by an exchange offer (the "Exchange Offer") by a wholly owned subsidiary of IP ("Acquico") for the outstanding shares (the "Shares") of capital stock of the Company followed by a merger of Acquico and the Company, with the surviving entity of such merger being a wholly owned subsidiary of IP (the "Merger"), pursuant to an agreement and plan of merger previously entered into among IP, Acquico, and the Company and related documents (collectively, the "Acquisition Agreement"). We understand that (i) the Exchange Offer will be conditioned, among other things, on the tender and purchase (or exchange) of at least that number of Shares that will permit Acquico, acting alone, to effectuate the Merger and (ii) the total consideration for tendered Shares and the Merger will be $75.00 per Share of which $50.00 will be paid in cash and the remainder will be paid in the form of common stock of IP (the "Equity Issuance").

     You have advised us that you wish to obtain senior unsecured financing in the form of (1) a 364-day revolving credit facility in the principal amount of up to $1,750,000,000 (the "364-day Credit Facility") and (2) a two year term loan facility in the principal amount of up to $1,300,000,000 (the "Term Loan Facility" and, together with the 364-day Credit Facility, the "Credit Facilities"). The Credit Facilities (i) would be used to finance a portion of
(a) the cash consideration paid in the Exchange Offer and (b) on the date of the Merger, the remaining cash consideration of the Acquisition, the refinancing of existing indebtedness of the Company to the extent required by the Acquisition (the "Refinancing") and the payment of related fees and expenses and (ii) the remainder of which would be used, after the date of the Merger, for other general corporate purposes of IP and its subsidiaries. You have also advised us that funds for the remaining portion of the Acquisition, the Refinancing and the payment of related fees and expenses may come from (i) cash on hand of IP and the Company and (ii) proceeds from the issuance of unsecured debt securities (collectively, the "Debt Issuance"). You have further advised us that the 364-day Credit Facility may be used to support one or more commercial paper programs (collectively, the "CP Program"). A summary of preliminary terms and conditions of the Credit Facilities is set forth in Exhibit A hereto (the "Term Sheet"). The (i) Acquisition, (ii) Exchange Offer, (iii) Merger, (iv) Refinancing, (v) Equity Issuance, (vi) Debt Issuance and (vii) borrowings under the Credit Facilities (or issuances of commercial paper under the CP Program) are collectively referred to herein as the "Transactions".

     You have requested that CSFB (i) agree to structure, arrange and syndicate the Credit Facilities and (ii) commit to provide the Credit Facilities and to serve as administrative agent therefor.

     In connection with the foregoing, CSFB is pleased to advise you (i) that it is willing to act as exclusive book manager and lead arranger for the Credit Facilities and (ii) of its commitment to provide the entire amount of the Credit Facilities upon the terms and subject to the conditions set forth or referred to in this commitment letter (as the same may be amended from time to time in accordance with its terms, the "Commitment Letter") and in the Term Sheet and in Exhibit B hereto (the "Conditions").
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     CSFB intends to syndicate the Credit Facilities to a group of financial institutions (together with CSFB, the "Lenders") identified by us in consultation with you. CSFB intends to commence syndication efforts promptly upon the execution of this Commitment Letter or such later date as CSFB determines to be appropriate in its sole discretion (the commencement date of such syndication efforts being the "Syndication Commencement Date"). Our commitments hereunder are conditioned upon, among other things, our having sufficient time in our judgement prior to the Closing Date (as defined in the Term Sheet) to complete syndication. CSFB will manage all aspects of the syndication, including decisions, after consultation with you, as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, what titles (if any) they will be awarded, the allocation of the commitments among the Lenders and the amount and distribution of fees among the Lenders. It is agreed that CSFB will act as the sole and exclusive administrative agent, book manager and lead arranger for the Credit Facilities, and will, in such capacities, perform the duties and exercise the authority customarily performed and exercised by it in such roles. You agree that no other agents, book managers, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet and the Fee Letter referred to below) will be paid in connection with the Credit Facilities unless you and we shall so agree.

     You agree to assist CSFB, and to use your commercially reasonable efforts to cause the Company to assist CSFB, in completing a syndication satisfactory to it. Such assistance shall include (a) your using your commercially reasonable efforts to ensure, and to use your commercially reasonable efforts to cause the Company to use its commercially reasonable efforts to ensure, that the syndication efforts benefit materially from your and the Company's existing lending relationships, (b) direct contact between senior management and advisors of you and the proposed Lenders (and your using your commercially reasonable efforts to cause direct contact between senior management and advisors of the Company and the proposed Lenders), (c) assistance by you and your using your commercially reasonable efforts to cause assistance by the Company in the preparation of a Confidential Information Memorandum and other marketing materials to be used in connection with the syndication (such Confidential Information Memorandum and other marketing materials to be completed and delivered by you to us on or before the Syndication Commencement Date) and (d) the hosting, with CSFB, of one or more meetings with prospective Lenders. Additionally, you agree that prior to the Arranger's determination that the syndication of the Credit Facilities has been completed, or the earlier termination of this Commitment Letter unless otherwise agreed to by CSFB, there shall be no competing issues of debt securities or commercial bank facilities of IP or any of its subsidiaries (it being understood that competing issues would not include debt securities or commercial bank facilities currently outstanding but would include, without limitation, issues of new (or refinancing of existing) debt securities or commercial bank facilities) other than (i) debt incurred to refinance outstanding debt which, in the ordinary course, becomes due and owing at its scheduled maturity, (ii) debt guaranteed by you and issued by a governmental authority in connection with any of your facilities, (iii) debt issued by Carter Holt Harvey, Ltd. or Bush Boake & Allen Company and (iv) any Debt Issuance (provided that you shall ensure that such issuance (and related efforts) are coordinated with and reasonably acceptable to CSFB).

     You agree to prepare and provide, and will use your commercially reasonable efforts to cause the Company to provide, promptly to CSFB all information with respect to you, the Company and the Transactions and the other transactions contemplated hereby, including all financial information and projections (the "Projections"), as we may reasonably request in connection with the arrangement and syndication of the Credit Facilities. You hereby represent and covenant that
(a) all information other than the Projections (the "Information") that has been or will be made available to CSFB, any Lender or any potential Lender by or on behalf of you or any of your representatives in connection with the Transactions, taken as a whole, is or will be complete and correct in all material respects and does not or will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements are made and (b) all Projections that have been or will be made available to CSFB, any Lender or any potential Lender by or on behalf of you or any of your representatives in connection with the Transactions, taken as a whole, have been or will be prepared in good faith based upon what you believe to be reasonable assumptions. You agree to supplement the Information and the Projections from time to time until the completion of the syndication so
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that the representation and covenant in the preceding sentence remain correct without regard to when such Information and Projections were made available. You understand that in arranging and syndicating the Credit Facilities, CSFB may use and rely on the Information and the Projections without responsibility for independent verification thereof.

     As consideration for CSFB's commitment hereunder and agreement to perform the services described herein, you agree to pay to CSFB the nonrefundable fees set forth in the Term Sheet and in the Senior Credit Facilities Fee Letter dated the date hereof (as the same may be amended from time to time in accordance with its terms, the "Fee Letter").

     CSFB reserves the right, after consultation with you, to change any or all of the terms, structure, amount, tenor or pricing of the Credit Facilities as set forth herein and in the Term Sheet and the Fee Letter if such changes are advisable, in CSFB's judgment, to ensure that the Credit Facilities are successfully syndicated (as determined by CSFB), provided that the aggregate principal amount of the Credit Facilities remains the same.

     You agree to reimburse CSFB and its affiliates, upon request made from time to time, for their reasonable fees and expenses incurred in connection with the Credit Facilities and the preparation, execution and delivery of any related documentation and the activities thereunder or contemplated thereby, including without limitation due diligence expenses, syndication expenses, consultants' fees and expenses and the reasonable fees and expenses of counsel to CSFB and its affiliates, whether incurred before or after the execution of this Commitment Letter. You will also pay all costs and expenses of CSFB (including, without limitation, reasonable fees and disbursements of counsel) incurred in connection with the enforcement of any of its rights and remedies hereunder.

     You hereby agree to indemnify and hold harmless CSFB, its affiliates and their respective officers, directors, employees, agents, advisors and controlling persons (each, an "Indemnified Person") from and against any and all losses, claims, damages, liabilities and expenses, joint or several, to which any such Indemnified Person may become subject arising out of or in connection with this Commitment Letter, the Credit Facilities, the use of the proceeds thereof, the Transactions or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any Indemnified Person is a party thereto, and to reimburse each such Indemnified Person for any reasonable legal or other expenses as they are incurred in connection with investigating or defending any of the foregoing; provided, however, that the foregoing indemnification will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or expenses to the extent that they are finally judicially determined by a court of competent jurisdiction not subject to further appeal to have resulted from the gross negligence or willful misconduct of such Indemnified Person. No Indemnified Person shall be liable for any indirect or consequential damages in connection with its obligations hereunder or its activities related to the Credit Facilities.

     This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor any other agreement between us related to this Commitment Letter or the Transactions, including the Term Sheet, the Conditions and the Fee Letter, nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to your officers, employees, agents and legal advisors who are directly involved in the consideration of this matter (and then only on a confidential and need-to-know basis) or (b) as may be required by law or compulsory legal process (in which case you agree to inform us promptly thereof prior to any such disclosure); provided, however, that, after your acceptance of this Commitment Letter and the Fee Letter, you may disclose this Commitment Letter, the Term Sheet and the Conditions and their terms and substance (but not the Fee Letter or its terms and substance), on a confidential and need-to-know basis, to the Company and its directors, officers, employees, agents and legal advisors.

     The reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or CSFB's commitment hereunder.

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     Reference is made to the commitment letter among the parties hereto dated as of May 11, 2000 (the "Existing Commitment Letter") and the fee letter among the parties hereto dated April 24, 2000. It is the intention of the parties hereto that this Commitment Letter and the Fee Letter replace such letters in their entirety. Upon your acceptance of this Commitment Letter in accordance with the immediately succeeding paragraph, this Commitment Letter shall amend, restate and supersede in its entirety the Existing Commitment Letter.

     If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet, the Conditions and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter, prior to 12:00 Noon (New York time) on May 23, 2000. CSFB's commitment and agreements contained herein will expire at such time in the event CSFB has not received such executed counterparts in accordance with the immediately preceding sentence. If the initial borrowing in respect of the Credit Facilities does not occur on or before November 30, 2000, then this Commitment Letter and CSFB's commitment and undertakings hereunder shall automatically terminate unless CSFB shall, in its discretion, agree to an extension. Before such date, CSFB may terminate this Commitment Letter if any event occurs or information has become available that, in its judgment, results or is reasonably likely to result in the failure to satisfy any condition set forth in Exhibit B. In any event, your obligations with respect to indemnification and confidentiality shall remain in full force and effect, regardless of any termination of the commitment of CSFB made hereunder.

     This Commitment Letter is intended to be solely for the benefit of the parties hereto and the Indemnified Persons and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the Indemnified Persons. This letter is not intended to create a fiduciary relationship among the parties hereto. This Commitment Letter and CSFB's commitment hereunder shall not be assignable by you without the prior written consent of CSFB (and any purported assignment without such consent shall be null and void). CSFB's commitment hereunder may be assigned by CSFB to any of its affiliates or any Lender. Any such assignment to an affiliate shall not relieve CSFB from any of its obligations hereunder unless and until the portion of the commitment so assigned shall have been funded by such affiliate. Any assignment to a Lender shall be by novation and shall release CSFB from its commitment hereunder pro tanto. This Commitment Letter, together with the Term Sheet (and the annex thereto), the Conditions and the Fee Letter, contain the entire agreement between the parties relating to the subject matter hereof and supersede all oral statements and prior writings with respect thereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and CSFB. This Commitment Letter may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original and all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission shall be as effective as delivery of a manually executed counterpart hereof. This Commitment Letter shall be governed by, and construed in accordance with, the internal laws of the State of New York, without reference to its choice of law rules.

     EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ITS RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER.

     You irrevocably and unconditionally submit to the exclusive jurisdiction of any state or federal court sitting in the County of New York over any suit, action or proceeding arising out of or relating to this Commitment Letter. Service of any process, summons, notice or document in any such suit, action or proceeding may be made by registered mail addressed to you or CSFB, as appropriate, and you waive to the fullest extent permitted under applicable law any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction you are or may be subject, by suit upon such judgment.

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     You acknowledge that CSFB may provide debt financing, equity capital or other services (including financial advisory services) to parties whose interests may conflict with yours. Consistent with CSFB's policy to hold in confidence the affairs of its customers, CSFB will not furnish confidential information obtained from you to any of its other customers. Furthermore, CSFB has no obligation to use in connection with the Transactions contemplated hereby, or to furnish to you, confidential information obtained by CSFB from any other person.

     CSFB is pleased to have been given the opportunity to assist you in connection with this important financing.

                                          Very truly yours,


                                          CREDIT SUISSE FIRST BOSTON



                                          By: /s/ RICHARD B. CAREY

                                            ------------------------------------

                                            Name: Richard B. Carey


                                            Title: Managing Director



                                          By: /s/ PETER S. MILHAUPT

                                            ------------------------------------

                                            Name: Peter S. Milhaupt


                                            Title: Managing Director


Accepted and agreed to as of the date first written above,


INTERNATIONAL PAPER COMPANY



By: /s/ JULIUS A. WEISS

    --------------------------------------------------------

    Name: Julius A. Weiss


    Title: Assistant Treasurer -- International


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CONFIDENTIAL                                                           EXHIBIT A

May 22, 2000

                          INTERNATIONAL PAPER COMPANY
                            SENIOR CREDIT FACILITIES
                   SUMMARY OF PRINCIPAL TERMS AND CONDITIONS

(All capitalized terms not defined herein have the meanings given to them in the
  Commitment Letter to which this Summary relates (as the same may be amended from time to time in accordance with its terms))

Borrower:                    International Paper Company ("IP" or the
                             "Borrower").

Credit Facilities:           Senior unsecured 364-day revolving credit facility
                             in an aggregate principal amount of up to $1.75
                             Billion (the "364-day Credit Facility").

                             Senior unsecured two year term loan facility in an aggregate principal amount of up to $1.3 Billion (the "Term Loan Facility").

Administrative Agent:        CSFB will act as administrative agent (the
                             "Administrative Agent") for a syndicate of financial institutions (the "Lenders"), and will perform the duties customarily associated with such role.

Sole Book Manager and Sole
  Lead Arranger:             CSFB will act as sole book manager and sole lead
                             arranger for the Credit Facilities (the "Arranger") and will perform the duties customarily associated with such roles.

Syndication Agent(s):        One or more financial institutions mutually
                             acceptable to the Arranger and IP will be given the title of syndication agent.

Documentation Agent(s):      One or more financial institutions mutually
                             acceptable to the Arranger and IP will be given the title of documentation agent.

364-day Credit Facility:

  Purpose:                   (A) The 364-day Credit Facility will be used,
                                 together with proceeds from the other Credit
                                 Facility, the Equity Issuance, the Debt
                                 Issuance (if any) and cash on hand with IP and, on the date of the Merger, the Company, (i) on and after the Closing Date, to finance the Exchange Offer (if any) and (ii) on the date of the Merger, to finance the Acquisition, the Refinancing and to pay related fees and expenses; and

                             (B) Thereafter, the proceeds of loans under the
                                 364-day Credit Facility other than proceeds used as described in the immediately preceding paragraph, will be used for general corporate purposes of the Borrower and its subsidiaries.

                             The 364-day Credit Facility may be used to provide liquidity support for the CP Program, provided the net proceeds of the commercial paper are used for the purposes set forth in the preceding clauses (A) and (B) or to refinance commercial paper).

  Availability and
Maturity:                    The 364-day Credit Facility will be available on a
                             revolving basis during the period from the date
                             (the "Closing Date") of execution and delivery by all parties of definitive documentation relating to the 364-day Credit

                             Facility and the Term Loan Facility (the "Credit Agreement") to the date 364 days after the Closing Date. The commitments under the 364-day Credit Facility (the "Commitments") will be reduced from time to time pursuant to provisions described under "Voluntary Permanent Reductions in Commitments."

  Interest Rate and Fees:    Alternate base rate or reserve-adjusted eurodollar
                             rate loans, with the Applicable Margins determined according to a ratings grid based on the Borrower's senior unsecured debt rating, as set forth on Annex
                             I. Reserve-adjusted eurodollar rate loans will have interest periods of 1, 2, 3 or 6 months. All interest will be payable at the end of the applicable interest period or quarterly, whichever is earlier.

                             In addition, a competitive bid option will be provided on terms and conditions usual for bid options of this type for competitive bid loans bearing interest at an absolute rate or a margin over the reserve-adjusted eurodollar rate, with maturities from 7 to 360 days.

                             Facility fees on the full amount of the Commitments will be determined according to a ratings grid based on the Borrower's senior unsecured debt rating, as set forth on Annex I. Facility Fees will accrue from the Closing Date and will be payable quarterly in arrears and upon the termination of any Commitment, in each case for the actual number of days elapsed in a 360-day year.

                             Other fees will be payable in accordance with the separate Fee Letter.

                             Interest will accrue on overdue amounts (i) in the case of overdue principal of any loan, at the applicable pre-default interest rate plus 2.0% per annum, and (ii) in the case of any other overdue amount, at the alternate base rate plus 2.0% per annum.

  Tax Gross Up:              Payments of principal and interest under the
                             364-day Credit Facility will be made without any withholding tax except as required by applicable law. If any withholding tax is imposed, additional amounts will be required to be paid by the Borrower so that the Lenders are made whole.

  Mandatory Prepayments:     Loans outstanding under the 364-day Credit Facility
                             will be subject to mandatory prepayment to the extent required to cause such outstanding loans never to exceed the amount of the Commitments at any time.

  Voluntary Permanent
    Reductions in
  Commitments   (and
  Prepayments):              Voluntary reductions in the unused portion of the
                             364-day Credit Facility will be permitted in whole or in part, at the option of the Borrower, in minimum principal amounts (and multiples thereof) to be agreed upon. Voluntary prepayments of loans under the 364-day Credit Facility (other than competitive bid loans) will be permitted in whole or in part, at the option of the Borrower, in minimum principal amounts to be agreed upon, without premium or penalty, subject to reimbursement of the Lenders' redeployment costs in the case of prepayment of reserve-adjusted eurodollar borrowings other than on the last day of the relevant interest period.

Term Loan Facility:

  Purpose:                   (A) The Term Loan Facility will be used, together
                                 with proceeds from the other Credit Facilities, the Equity Issuance, the Debt Issuance
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                                 (if any) and cash on hand with IP and, on the
                                 date of the Merger, the Company, (i) on and after the Closing Date, to finance the Exchange Offer (if any) and (ii) on the date of the Merger, to finance the Acquisition, the Refinancing and to pay related fees and expenses (including the Break-up Fee); and

                             (B) Thereafter, the proceeds of loans under the
                                 Credit Facility other than proceeds used as described in the immediately preceding paragraph, will be used for general corporate purposes of the Borrower and its subsidiaries.

  Final Maturity Date:       Term loans outstanding under the Term Loan Facility
                             will be due and payable on the second anniversary of the Closing Date.

  Interest Rate and Fees:    Alternate base rate or reserve-adjusted eurodollar
                             rate loans, with the Applicable Margins determined according to a ratings grid based on the Borrower's senior unsecured debt rating, as set forth on Annex
                             I. Reserve-adjusted eurodollar rate loans will have interest periods of 1, 2, 3 and 6 months. All interest will be payable at the end of the applicable interest period or quarterly, whichever is earlier.

                             Interest will accrue on overdue amounts (i) in the case of overdue principal of any loan, at the applicable pre-default interest rate plus 2.0% per annum, and (ii) in the case of any other overdue amount, at the alternate base rate plus 2.0% per annum.

  Tax Gross Up:              Payments of principal and interest under the Term
                             Loan Facility will be made without any withholding tax except as required by applicable law. If any withholding tax is imposed, additional amounts will be required to be paid by the Borrower so that the Lenders are made whole.

  Voluntary Prepayments:     Voluntary prepayments of term loans under the Term
                             Loan Facility will be permitted in whole or in part, at the option of the Borrower, in minimum principal amounts to be agreed upon, without premium or penalty, subject to reimbursement of the Lenders' redeployment costs in the case of prepayment of reserve-adjusted eurodollar borrowings other than on the last day of the relevant interest period.

Representations and
Warranties:                  Usual for facilities and transactions of these
                             types and otherwise substantially in the form of those contained in the Borrower's Amended and Restated 364-Day Credit Agreement dated as of March
                             29, 2000 (the "Existing Credit Agreement"), including, but not limited to: accuracy of financial statements; absence of undisclosed liabilities; no material adverse change (on the Closing Date only); absence of material litigation;
                             no violation of agreements or instruments;
                             compliance with laws (including ERISA, margin regulations and environmental laws); payment of taxes; solvency; effectiveness of regulatory approvals; environmental matters; and accuracy of information.

Conditions Precedent to
Initial Borrowing:           Usual for facilities and transactions of these
                             types, including but not limited to the conditions set forth in Exhibit B hereto and otherwise substantially in the form of those contained in the Existing Credit Agreement.

Affirmative Covenants:       Usual for facilities and transactions of these
                             types and otherwise substantially in the form of those contained in the Existing Credit Agreement,

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

                             including but not limited to: use of proceeds; maintenance of corporate existence and rights; compliance with laws; maintenance of properties in good repair; maintenance of appropriate and adequate insurance; inspection of books and properties; payment of taxes and other liabilities; notice of defaults, litigation and other adverse action; delivery of financial statements, financial projections and compliance certificates; consummation of the Merger (on terms reasonably satisfactory to the Arranger and the Lenders) within 180 days after the Closing Date and the requirement to obtain all requisite approvals and consents for consummation of the Merger; and further assurances.

Negative Covenants:          Usual for facilities and transactions of these
                             types and otherwise substantially in the form of those contained in the Existing Credit Agreement, including, but not limited to: limitations on mergers, acquisitions, liquidations, dissolutions and asset sales; limitations on liens and sale-leaseback transactions; and limitations on transactions with affiliates.

Selected Financial
Covenants:                   Usual for facilities and transactions of these
                             types, including but not limited to: (a) a maximum ratio of total debt to total capital (including shareholders equity) covenant and (b) a minimum consolidated net worth covenant.

Events of Default:           Usual for facilities and transactions of these
                             types and otherwise substantially in the form of those contained in the Existing Credit Agreement, including but not limited to: nonpayment of principal when due; nonpayment of interest, fees or other amounts after a grace period of three business days; violation of covenants (subject to, in the case of certain affirmative covenants, a grace period of thirty days); failure of any representation or warranty to be true in all material respects when made or deemed made; cross default (nonpayment of principal or interest when due in respect of any of its indebtedness in an aggregate amount of $200 million or more); failure to consummate the Merger within 180 days after the Closing Date; Change in Control (to be defined);
                             bankruptcy events; material judgments; and ERISA.

Voting: Amendments and waivers of the Credit Agreement and the other definitive credit documentation will require the approval of Lenders holding more than 50% of the aggregate amount of the loans and commitments under the Credit Facilities, except that the consent of each Lender adversely affected thereby shall be required with respect to (a) increases in such Lender's commitments, (b) reductions of principal, interest or fees, and (c) extensions of the termination date of the Commitments or the final maturity of the loans (as applicable) and except that the consent of all Lenders shall be required with respect to any assignment by the Borrower or modifications of the voting percentages of the Lenders.

Cost and Yield Protection:   Usual for facilities and transactions of these
                             types and substantially in the form of those contained in the Existing Credit Agreement, including standard protective provisions for such matters as increased costs, funding losses, capital adequacy, illegality and taxes.

Assignment and
Participations:              The Lenders will be permitted to assign loans and
                             commitments to their affiliates, other Lenders or their affiliates or to secure extensions of credit to such lenders without restriction, or to other financial institutions with the consent of the Administrative Agent and the Borrower, in each case not to be unreasonably withheld. The Administrative
                             Agent will receive a customary processing and recordation fee, payable by the assignor and/or the assignee, with each assignment. Assignments will be by novation.

                             The Lenders will be permitted to participate loans and commitments to other financial institutions without restriction. Voting rights of participants shall be limited to matters in respect of (a) reductions of principal, interest or fees, and (b) extensions of the termination date of the Commitments or the final maturity of the loans.

Expenses and
Indemnification:             All reasonable out-of-pocket expenses (including,
                             without limitation, expenses incurred in connection with due diligence) of the Arranger and the Administrative Agent associated with the syndication of the Credit Facilities and with the preparation, execution and delivery, administration, waiver or modification and enforcement of the Credit Agreement and the other documentation contemplated hereby and thereby
                             (including the reasonable fees, disbursements and other charges of counsel) are to be paid by the Borrower. In addition, all reasonable out-of-pocket expenses of the Lenders for enforcement costs and documentary taxes associated with the Credit
                             Facilities are to be paid by the Borrower.

                             The Borrower will indemnify the Arranger, the Administrative Agent, the Lenders and their respective officers, directors, employees, affiliates, agents and controlling persons and hold them harmless from and against all liabilities, costs and expenses (including reasonable fees, disbursements and other charges of counsel) arising out of or relating to any claim or any litigation or other proceedings (regardless of whether any such indemnified person is a party thereto) that relate to the Transactions, the Credit Facilities or any transactions connected therewith; provided, however, that no indemnified person will be indemnified for any cost, expense or liability to the extent determined by a court of competent jurisdiction in a final and nonappealable judgment to have resulted from its gross negligence or willful misconduct.

Governing Law and Forum:     New York.

Waiver of Jury Trial:        The parties to the definitive credit documentation
                             will waive trial by jury in any action, proceeding, claim or counterclaim brought on behalf of any party related to or arising out of the Credit
                             Facilities.

Counsel to Administrative
Agent and Arranger:          Dewey Ballantine LLP.

                                                                         ANNEX I
                                                                    TO EXHIBIT A

                                  PRICING GRID

     The "Applicable Margin" and, if applicable, the "Facility Fee Rate" under the Credit Facilities for any day are the respective percentages set forth below in the applicable row under the column corresponding to the Status that exists on such day,

     With respect to the 364-day Credit Facility:

STATUS                                 LEVEL I    LEVEL II    LEVEL III    LEVEL IV    LEVEL V    LEVEL VI
------                                 -------    --------    ---------    --------    -------    --------
Applicable Margin -- Eurodollar Rate
  Loans (basis points)...............   31.5         42         52.5         62.5        85         125
Applicable Margin -- Base Rate Loans
  (basis points).....................      0          0            0            0         0          25
Facility Fee Rate (basis points).....      6          8           10         12.5        15          25

     With respect to the Term Loan Facility:

STATUS                                 LEVEL I    LEVEL II    LEVEL III    LEVEL IV    LEVEL V    LEVEL VI
------                                 -------    --------    ---------    --------    -------    --------
Applicable Margin -- Eurodollar Rate
  Loans (basis points)...............    50         62.5         75          100         125        175
Applicable Margin -- Base Rate Loans
  (basis points).....................     0            0          0            0          25         75

     For purposes of this Schedule, the following terms have the following meanings (as modified by the provisos below):

     "Level I Status" exists at any date if, at such date, the Borrower's senior unsecured long-term debt is rated either A or higher by S&P or A2 or higher by Moody's.

     "Level II Status" exists at any date if, at such date, the Borrower's senior unsecured long-term debt is rated either A- or higher by S&P or A3 or higher by Moody's.

     "Level III Status" exists at any date if, at such date, the Borrower's senior unsecured long-term debt is rated either BBB+ or higher by S&P or Baa1 or higher by Moody's.

     "Level IV Status" exists at any date if, at such date, the Borrower's senior unsecured long-term debt is rated either BBB or higher by S&P or Baa2 or higher by Moody's.

     "Level V Status" exists at any date if, at such date, the Borrower's senior unsecured long-term debt is rated either BBB- or higher by S&P or Baa3 or higher by Moody's.

     "Level VI Status" exists at any date if, at such date, no other Status exists.

     "Status" refers to the determination which of Level I Status, Level II Status, Level III Status, Level IV Status, Level V Status or Level VI Status exists at any date.

     The credit ratings to be utilized for purposes of this Schedule are those assigned to the senior unsecured long-term debt securities of the Borrower without third-party credit enhancement and any rating assigned to any other debt security of the Borrower shall be disregarded. The rating in effect at any date is that in effect at the close of business on such date.

     Provided, if the Borrower is split-rated and the ratings differential is one level, the higher rating will apply. If the Borrower is split-rated and the differential is two levels or more, the rating at the midpoint will apply. If there is no midpoint rating, the higher of the two intermediate ratings will apply.

     Provided, further, Level I Status will apply in the event that the Borrower is rated at or above either of the Moody's or Standard & Poor's ratings set out in Level I Status above. Level VI Status will apply in the event that the Borrower is rated below both the Moody's and Standard & Poor's ratings set out in Level V Status above.

     With respect to the 364-day Credit Facility only, a Utilization Fee will become payable while either (i) any term loans remain outstanding under the Term Loan Facility or (ii) 25% or more of the Commitments have been borrowed under the 364-day Credit Facility. The Utilization Fee will be calculated on the outstanding principal amount under the 364-day Credit Facility (including competitive bid loans) and determined in accordance with the pricing grid as follows (in basis points): Level I Status -- 12.5, Level II Status -- 12.5, Level III Status -- 12.5, Level IV Status -- 25, Level V Status -- 25, Level VI Status -- 25.

                                                                       EXHIBIT B

                                   CONDITIONS

     The commitment of Credit Suisse First Boston ("CSFB" or the "Arranger") pursuant to the Senior Credit Facilities Commitment Letter dated May 22, 2000 (as the same may be amended from time to time in accordance with its terms, the "Commitment Letter"), between CSFB and International Paper Company ("IP" or the "Borrower"), shall be subject to the following conditions (capitalized terms used but not defined herein shall, unless otherwise specified, have the meanings assigned to such terms in the Commitment Letter):

          (i) after the date of the Commitment Letter, no information or other matter relevant to the Transactions becomes known to the Arranger that it in good faith believes is inconsistent in a material and adverse manner with any information or other matter relevant to the Transactions disclosed to the Arranger prior to the date of the Commitment Letter;

          (ii) there shall not have occurred, exist or become known to the Arranger any event, condition or change in or affecting IP or Acquico that, singly or in the aggregate, could reasonably be expected to have a Material Adverse Effect;

          (iii) the preparation, execution and delivery of definitive documentation satisfactory to the Arranger in connection with the Credit Facilities, and compliance with, and satisfaction of, all terms and conditions to be performed at or prior to the first loan under the Credit Facilities;

          (iv) the sources (including the amounts of the Debt Issuance and cash on hand) and uses of funds necessary to consummate the Transactions are as set forth in the Commitment Letter and otherwise satisfactory to the Arranger, in its reasonable judgment;

          (v) after giving effect to the Transactions (and the sources and uses necessary to consummate the Transactions), IP and its subsidiaries shall have on a pro forma basis reasonably sufficient liquidity to conduct their businesses in the normal course;

          (vi) the terms, conditions and structure of the Acquisition (including the Exchange Offer and the Merger), the Equity Issuance and the Debt Issuance, including any documentation therefor, shall be in form and substance reasonably satisfactory to the Arranger and the Lenders. The Transactions shall be in compliance, in all material respects, with all laws and regulations, including any state anti-takeover law regulating the Acquisition, or the Arranger shall have determined such to be inapplicable to the Acquisition. The Arranger shall have received copies, certified by IP, of all material filings made with any governmental authority in connection with the Transactions;

          (vii) with respect to the Exchange Offer,

             (a) not less than 66 2/3% of the Shares outstanding on a fully diluted basis (with all options or other securities convertible into or exercisable or exchangeable for Shares being deemed to have been so converted, exercised or exchanged)) shall have been validly tendered pursuant to the Exchange Offer and not withdrawn prior to the expiration of the Exchange Offer and accepted for payment (or exchange) in accordance with the terms of the Exchange Offer,

             (b) the Arranger shall be satisfied, in its sole discretion, that the provisions of Section 912 of the New York Business Corporation Law have been complied with or are invalid or otherwise inapplicable to the Exchange Offer, and

             (c) the Arranger shall be satisfied, in its sole discretion, that no provision of law or regulation, or of the certificate of incorporation or by-laws of the Company or of any shareholder agreement or shareholder rights program of the Company or of any other agreement, shall prevent or impede the consummation of the Exchange Offer or the Merger (or the ability of Acquico to vote the Shares in favor of the Merger) in a manner reasonably satisfactory to the Arranger and the Lenders;

          (viii) as of the Closing Date, the Transactions shall have been consummated in accordance with documents in form and substance reasonably satisfactory to the Arranger, which documents shall contain no material terms and conditions which have not been satisfied and no material term thereof shall have been amended, supplemented, otherwise modified in any material respect or waived except with the consent of the Lenders and the Administrative Agent;

          (ix) the Arranger shall be reasonably satisfied as to compliance, in all material respects, by IP and Acquico, any applicable acquisition entity and the Company with all applicable regulations;

          (x) all material approvals and consents of any governmental authorities and third parties required in connection with the Transactions and the other transactions contemplated by the Commitment Letter shall have been obtained (without the imposition of any materially burdensome or adverse conditions), and all such approvals and consents shall be in full force and effect. All applicable waiting periods shall have expired without any action being taken by any competent authority which restrains, prevents or imposes materially adverse conditions upon the Transactions;

          (xi) customary closing conditions for transactions similar to the Credit Facilities, as applicable, including, without limitation, (a) the accuracy in all material respects of all representations and warranties,
     (b) the absence of any defaults, prepayment events or creation of liens under debt instruments or other agreements (other than under any debt instrument or agreement which is being repaid and terminated on the Closing
     Date) as a result of the Transactions and the other transactions contemplated by the Commitment Letter, (c) the absence of any change in the capital, corporate and organizational structure of IP, Acquico or the Company which would be materially adverse to the Lenders in their reasonable determination, (d) compliance with applicable laws and regulations (including employee health and safety, margin regulations, and environmental laws), (e) evidence of reasonably satisfactory insurance, (f) evidence of authority, (g) delivery of historical and pro forma financial statements, and (h) the receipt by the Arranger of satisfactory legal opinions (including, without limitation, as to no violation of any margin regulations);

          (xii) there shall not exist any threatened or pending action, proceeding or counterclaim by or before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, (a) challenging the consummation of the Transactions or which would restrain, prevent or impose burdensome conditions on the Transactions, individually or in the aggregate, or any other transaction contemplated hereunder, which could reasonably be expected to have a Material Adverse Effect, (b) seeking to prohibit the ownership or operation by IP or any of its subsidiaries of all or a material portion of any of their business or assets which could reasonably be expected to have a Material Adverse Effect, or (c) seeking to obtain, or having resulted in the entry of, any judgment, order or injunction that (i) would restrain, prohibit or impose adverse conditions on the ability of the Lenders to make the loans under the Credit Facilities, (ii) could reasonably be expected to affect the legality, validity or enforceability of any Credit Document or the ability of any party thereto to perform its obligations thereunder, (iii) would be materially inconsistent with the stated assumptions underlying the projections provided to the Arranger and the Lenders and could reasonably be expected to have a Material Adverse Effect, or (iv) is seeking any material damages as a result thereof;

          (xiii) there shall not have occurred after the date of the Commitment Letter (a) any general suspension (other than temporary "circuit breakers") of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in any Applicable Jurisdiction, (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in any Applicable Jurisdiction, (c) the commencement of a war, armed hostilities or other international or national calamity or emergency, directly or indirectly involving any Applicable Jurisdiction, which makes it, in the Arranger's reasonable discretion, impracticable or inadvisable to provide the Credit Facilities, (d) any limitations (whether or not mandatory) imposed by any governmental authority on the nature or extension of credit or further extension of credit by banks or other lending institutions, which makes it, in the Arranger's reasonable discretion, impracticable or inadvisable to provide the Credit Facilities, or (e) in the case of the foregoing clauses (c) and
     (d), a material escalation or worsening thereof, which makes it, in the Arranger's reasonable discretion, impracticable or inadvisable to provide the Credit Facilities; and

          (xiv) payment of fees and expenses, including reasonable fees and expenses of the Arranger's counsel.

     "Material Adverse Effect" shall mean a material adverse change, or any condition or event that, in the reasonable and good faith judgment of the Arranger, could reasonably be expected to result in a material adverse change, in (i) the business, assets, results of operations or financial condition of IP, the Company and their respective subsidiaries taken as a whole, or (ii) the validity or enforceability of any of the documents entered into in connection with the Transactions or the other transactions contemplated by the Commitment Letter or the rights, remedies and benefits available to the parties thereunder or the ability of IP, Acquico or the Company to consummate the Transactions.

     "Applicable Jurisdiction" means the United States and any State thereof.

                                        3